FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date March 28, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

March 1, 2005

News Release:

    05-04

CNQ: CDGI

OTC Bulletin Board:

CDGEF

For Further Information Contact:

James Devonshire, President

Appointment of New Directors

CDG Investments Inc. (“CDG”) wishes to announce that it appointed Kerry Brown and Edward James (Roger) Fry as directors of the Corporation.

Mr. Brown has a Bachelor of Commerce from the U of A (1979) as well as his Chartered Accountant designation from the Alberta Institute (1982). Mr. Brown has been the Chairman and Chief Executive Officer of Foundation Equity Corporation, an angel capital company, since it's inception in 1992. He is also Chairman of the Board of McCoy Bros. Inc, a TSE listed company since 1995. Mr. Brown is also Chairman of the Board of Equitech Corporation and HomeBank Technologies Inc., both listed on the TSX. He also serves on the Boards of Innovotech Inc. and First Yellowhead Equities Inc. both listed on the TSX.

Mr. Fry is a self-employed businessman who specializes in private real estate development, finance and syndication.  He is the Chairman and Director of Safe Harbour Inc. and has served as a director on a number of public Boards.

The Corporation has also granted stock options under its stock option plan to Messrs. Brown and Fry to purchase up to 200,000 common shares for a period of three years commencing on February 28, 2005 at an exercise price of $0.33 Cdn. per share.

“James Devonshire”

James Devonshire

President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of CDG’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of CDG. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CDG’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in CDG’s filings with the Canadian securities authorities. Accordingly, holders of CDG shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.  CDG disclaims any responsibility to update these forward-looking statements.